

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 12, 2024

Wensheng Fan
Chief Executive Officer
Spectral AI, Inc.
2515 McKinney Avenue, Suite 1000
Dallas, TX 75201

      Re: Spectral AI, Inc.
          Registration Statement on Form S-1
          Filed January 5, 2024
          File No. 333-276406

Dear Wensheng Fan:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Benjamin Richie at 202-551-7857 with any questions.

                Sincerely,

                Division of Corporation Finance
                Office of Industrial Applications and
                Services

cc: Herbert F. Kozlov